UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: May 14, 2015		Signed: /s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY LIMITED

REPORT ON VOTING RESULTS

(Section 11.3 of National Instrument 51-102)

The following matters were voted on at the Annual and Special Meeting of Shareholders (the “Meeting”) of Canadian Pacific Railway Limited (the “Corporation”) held on May 14, 2015 in Calgary, Alberta. Each matter voted on is described in greater detail in the Corporation’s 2015 Management Proxy Circular.

1.	Appointment of Auditors – Deloitte LLP were appointed auditors of the Corporation. The result of the ballot taken at the Meeting with respect to the appointment of auditors was as follows:

➢ 128,169,012 (99.71%) votes in favour and 379,129 (0.29%) votes withheld.

2.	Acceptance of the Corporation’s Approach to Executive Compensation – The result of the ballot taken at the Meeting with respect to the advisory vote accepting the Corporation’s approach to executive compensation was as follows:

➢ 120,307,308 (97.42%) votes in favour and 3,186,711 (2.58%) votes against.

3.	Election of Directors – The result of the ballot taken at the Meeting with respect to the election of thirteen directors was as follows:

Nominee	Votes For	% votes For	Votes Withheld	% votes Withheld
William A Ackman	123,042,273	99.63%	452,726	0.37%
The Hon. John Baird	123,246,552	99.80%	248,662	0.20%
Gary F. Colter	121,241,216	98.17%	2,253,858	1.83%
Isabelle Courville	123,274,275	99.82%	220,724	0.18%
Keith E. Creel	121,895,891	98.71%	1,599,184	1.29%
E. Hunter Harrison	123,235,447	99.79%	259,767	0.21%
Paul C. Hilal	121,502,039	98.39%	1,992,960	1.61%
Krystyna T. Hoeg	122,869,555	99.49%	625,519	0.51%
Rebecca MacDonald	123,216,978	99.77%	278,096	0.23%
Anthony R. Melman	123,326,482	99.86%	168,518	0.14%
Linda J. Morgan	123,039,725	99.63%	455,349	0.37%
Andrew F. Reardon	123,294,854	99.84%	200,220	0.16%
Stephen C. Tobias	122,933,258	99.55%	561,817	0.45%

4.	Confirmation of new Advance Notice By-Law (By-Law No. 2) – The result of the ballot taken at the Meeting with respect to confirmation of the Corporation’s Advance Notice By-Law was as follows:

➢ 121,188,987 (98.13%) votes in favour and 2,305,743 (1.87%) votes against.

5.	Approval of amendments to the Articles of the Corporation – The result of the ballot taken at the Meeting with respect to the amendment to the Articles of the Corporation was as follows:

➢ 128,112,068 (99.70%) votes in favour and 381,659 (0.30%) votes against.

Canadian Pacific Railway Limited

By:	(SIGNED) “Scott Cedergren”
Scott Cedergren Assistant Corporate Secretary